 1-A POS LIVE 0001657737 XXXXXXXX 024-10494 false false true AdvantaMeds Solutions USA Fund I, Inc. NV 2015 0001657737 100 00-0000000 0 2 20511 ABBEY DRIVE FRANKFORT CA 60423 612-964-7334 Mr. Geoff Thompson Other 0.00 0.00 0.00 0.00 0.00 0.00 1050.00 1050.00 1050.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 AJ Robbins CPA, LLC Common Stock 36000000 None Common Stock Preferred Stock 0 None Preferred Stock 0 None true true false Tier2 Audited Equity (common or preferred stock) N N N Y N N 500000 0 100.00 100.00 0.00 0.00 0.00 100.00 Legal / Audit / Underwriting / etc 200000.00 49800000.00 false false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true